UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Klitzing, Steven T.
        1391 Forest View Lane
        Oconomowoc, WI  53066

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 2001

   5.   If Amendment, Date of Original (Month/Year):

        December, 2001

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below)

        Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                                    5.
                                                                                    Amount of
                                                                                    Securities         6.              7.
                      2.                                                            Beneficially       Ownership       Nature of
      1.              Transaction   3.             4.                               Owned at End       Form; Direct    Indirect
      Title of        Date          Transaction    Securities Acquired (A) or       of Issuer's        (D) or          Beneficial
      Security        (Month/Day/   Code           Disposed of (D)                  Fiscal Year        Indirect (I)    Ownership
      (Instr. 3)      Year)         (Instr. 8)     (Instr. 3, 4 and 5)              (Instr. 3 and 4)   (Instr. 4)      (Instr. 4)
      ----------      -----------   -----------    ----------------------------     ----------------   ------------    ----------

                                    Code     V     Amount   (A) or (D)    Price
                                    ----     -     ------   ----------    -----
      Common Stock                                                                        9,750              D

      Common Stock                                                                        8,848.6(1)         I         By ESOP






                             Table II - Derivative Securities Acquired, Disposed of, or Benefically Owned
                                    (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

                                                                                                     9.
                                                                                                     Number of 10.
                                                                                                     deriva-   Ownership
                                              5.                                                     tive      Form of   11.
                                              Number of                                              Securi-   Deriva-   Nature
                                              Derivative                                             ties      tive      of
              2.                              Securities                    7.             8.        Benefi-   Security: Indirect
              Conversion            4.        Acquired                      Title and      Price of  cially    Direct    Benefi-
  1.          or          3.        Trans-    (A) or       6.               Amount of      Deriva-   Owned at  (D) or    cial
  Title of    Exercise    Transac-  action    Disposed     Date Exercisable Underlying     tive      End       Indirect  Owner-
  Derivative  Price of    tion Date Code      of (D)       and Expiration   Securities     Security  of Year   (I)       ship
  Security    Derivative  (Month/   (Instr.   (Instr. 3,   Date (Month/     (Instr. 3      (Instr.   (Instr.   (Instr.   (Instr.
  (Instr. 3)  Security    Day/Year) 8)        4 or 5)      Day/Year)        and 4)         5)        4)        4)        4)
  ----------  ----------  --------- -------   -----------  ---------------- -------------  --------  --------  --------- --------
                                                                                   Amount
                                                                                     or
                                                             Date   Expira-        Number
                                                            Exer-    tion            of
                                               (A)    (D)  cisable   Date   Title  Shares
                                              -----  ----- -------  ------  -----  ------

  Employee        $4.95                                      (2)   06/30/03 Common   9,000             9,000        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(2)

  Employee        $8.50                                      (3)   01/01/05 Common   6,000             6,000        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(3)

  Employee       $10.87                                      (4)   04/25/06 Common  10,500            10,500        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(4)

  Employee       $13.07                                      (5)   02/25/08 Common  12,600            12,600        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(5)

  Employee       $16.23                                      (6)   07/29/09 Common  10,650            10,650        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(6)

  Employee       $18.40                                      (7)   07/27/10 Common  10,369            10,369        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(7)

  Employee       $22.89   11/29/01    A       13,543         (8)   11/29/11 Common  13,543            13,543        D
  Stock                                                                     Stock
  Option
  (right to
  buy)(8)









  Explanation of Responses:

  (1)      Represents shares allocated to the reporting person at 12/31/01, pursuant to the issuer's ESOP.  The amount reported was amended in July 2002 based upon information received from the ESOP's third party administrator.
  (2)      The employee stock option vests in five equal annual installments which began on June 30, 1994.
  (3)      The employee stock option vests in five equal annual installments which began on January 1, 1996.
  (4)      The employee stock option vests in five equal annual installments which began on April 25, 1997.
  (5)      The employee stock option vests in five equal annual installments which began on February 25, 1999.
  (6)      The employee stock option vests in five equal annual installments which began on July 29, 2000.
  (7)      The employee stock option vests in five equal annual installments beginning on July 27, 2001.
  (8)      The employee stock option vests in five equal annual installments beginning on November 29, 2002.





   /s/ Steven T. Klitzing              July 10, 2002
   -----------------------------       ----------------
   Signature of Reporting Person       Date